SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13D-2(a)

(Amendment No. 1)

PARADIGM OIL & GAS, INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

69901U108
(CUSIP Number)

Marc Juliar 31 Walmer Rd Suite 6 Toronto, ON M5R 2W7 Telephone: (416) 928-3095
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

June 19, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person=s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 69901U108	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Brice Scheschuk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF – Personal Funds
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER 5,600,000 shares
	8	NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER 0
	9	NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER 5,600,000 shares
	10	NUMBERED SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,600,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D

CUSIP No. 69901U108	Page 3 of 7 Pages

Item 1.                                Securities and Issuer

This statement relates to shares of Common  Stock, $0.0001 par value (the “Shares”) of  Paradigm Oil & Gas, Inc., a Nevada corporation (the “Issuer”).  The address of the Issuer’s principal executive office is 31 Walmer Rd Suite 6, Toronto, ON, M5R 2W7.

Item 2.                                Identity and Background

This Schedule 13D is filed by Brice Scheschuk having an address of 15 Long Crescent, Toronto ON, M4E 1N7.

Mr. Scheschuk, within the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

Mr. Scheschuk, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

Mr. Scheschuk is a citizen of  Canada.

Item 3.                                Source and Amount of Funds or Other Consideration

Acquisition from Issuer

Mr. Scheschuk has sole control over the shares he holds. He acquired 2,500,000 shares of common stock in a private transaction on February 5, 2008. He acquired 5,600,000 shares of common stock in a private transaction on June 18, 2008

SCHEDULE 13D

CUSIP No. 69901U108	Page 4 of 7 Pages

Funds used to purchase the securities were personal funds of Mr. Scheschuk.

Item 4.                                Purpose of the Transaction

Mr. Scheschuk acquired the shares of the Issuer’s common stock  (described in Item 3 above) for investment purposes.

Subject to the ongoing evaluation of the company as an investor and other than in connection with his responsibilities as an officer and director, currently Mr. Scheschuk has no current plans or proposals which relate to or would result in any of the following, other than as discussed above:

(a)           The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer, except in the ordinary course based on regular investment decisions;

(b)           An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)           A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)           Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board.;

(e)           Any material change in the present capitalization or dividend policy of the Issuer;

(f)           Any other material change in the Issuer’s business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;

(g)           Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)           Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

SCHEDULE 13D

CUSIP No. 69901U108	Page 5 of 7 Pages

(i)           A class of equity securities of the Issuer becoming  eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or

(j)           Any action similar to any of those enumerated above.

Item 5.                                Interest in Securities of the Issuer

(a)          The following table sets forth the aggregate number and percentage of shares of the Issuer’s common stock beneficially owned by the Reporting Persons herein:

Reporting Person	Shares Beneficially Owned	Percentage
Brice Scheschuk	5,600,000 (1)	9.95(2)

(1)	Consists of 5,600,000 shares of common stock held by Mr. Scheschuk directly.

(2)
Percentage calculation based on total number of outstanding shares of the Issuer’s common stock as of June 19, 2008 which was reported as 56,266,881.  Shares of common stock that are issuable upon exercise of outstanding warrants or options, to the extent exercisable within 60 days, have been treated as  outstanding for purposes of calculating percentage ownership.

(b)           For the Reporting  Person under paragraph (a), the following table sets forth the number of shares of the Issuer’s common stock as to which there is sole power to vote or direct the vote, shared power to vote or direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct disposition:

Sole Reporting Person	Sole Power to Vote	Shared Power to Vote	Sole Power of Disposition	Shared Power of Disposition
Brice Scheschuk	5,600,000	0	5,600,000	0

SCHEDULE 13D

CUSIP No. 69901U108	Page 6 of 7 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Not applicable.

Item 7.             Materials to be Filed as Exhibits

None

SCHEDULE 13D

CUSIP No. 69901U108	Page 7 of 7 Pages

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2008	/s/ Brice Scheschuk
Brice Scheschuk,
an individual